

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2016

Paul Moody
President & Chief Executive Officer
Sigmata Electronics Inc.
28 Apollo Road, Suite 6A
East Providence, RI 02914

> **Re:** **Sigmata Electronics Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 15, 2016**
> **File No. 024-10556**

Dear Mr. Moody:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2016 letter.

General

1. Please revise your disclosures to reflect the revisions you have made in response to our prior comment letter. For example, please revise Part I of your filing to reflect the reduced number of shares to be offered by selling security holders.

2. We have reviewed your response to comment 2. We do not believe that your response addresses the definition of a shell company under Rule 405 of the Securities Act and we continue to believe that it appears that you are a shell company. In this regard, we are unable to agree with your conclusion that operations involving the sale of one treadmill and the limited assets reflected on your balance sheet should be considered more than nominal operations and assets. Please prominently disclose in your offering circular that you are a shell company.

Part II

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

3. We note that you estimate offering expenses will be $10,000 but you have not provided the basis for this amount in this section. Please disclose the anticipated fees in connection with this offering and names of service providers.

Part II

Preliminary Offering Circular Dated July 15, 2016

Cover Page

4. We reviewed your response to comments 3, 4, 5, 13, 15 and 21 and the revisions to your disclosure throughout the offering circular regarding expenses of the offering that are being paid by your officer and directors. Please tell us what consideration you gave to accounting for offering expenses in accordance with SAB Topic 5:T (ASC 225-10-S99-4) as a contribution to capital and as a deferred cost that may be properly charged against the proceeds of the offering in accordance with SAB Topic 5:A (ASC 340-10-S99-1). In addition, please note that compliance with the referenced SAB Topics would impact your disclosure in the preliminary offering circular regarding net proceeds from the offering on page 1, Use of Proceeds on page 16, Dilution on page 17 and in the financial statements, particularly with respect to Note 6 – Related-Party Transactions.

Management's Discussion and Analysis, page 5

5. We have reviewed your response to comment 7. We understand that you believe $60,000 will provide the foundation necessary to sustain operations from revenue generated instead of capital injections. However, it is unclear how you determined this amount. Please provide management's basis for determining your target "level of profitability" from operations. In this respect, please include a discussion of the nature of your current expenses and the expenses incurred to date and management's expectations for operations over the next 12 months. For example, if management calculated the monthly net profit or loss for the next 12 months equals $60,000, then state as much. Please also revise your statement on page 5 that "[t]he proceeds from this offering will satisfy [y]our cash requirements for the next 12 months" because there is no guarantee you will receive any proceeds from this offering.

6. We have reviewed your response to comment 8. We understand that you have an informal agreement for your officers to provide funding for this offering and certain expenses. However, you have not discussed the nature of that funding. For example, it is not clear whether such funding will be treated as debt or equity and why. Please describe

the nature of your officers' funding and whether there are any obligations to repay or repurchase once operations become profitable.

Exhibit 1A-4. Sample Subscription Agreement

7. It appears that the requested revisions in comment 22 have not been made. Please revise the Subscription Agreement to state that the proceeds received are non-refundable and will be immediately available for use.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products